United States securities and exchange commission logo





                              July 22, 2021

       Bala Venkataraman
       Chief Executive Officer
       Amplitude Healthcare Acquisition Corp
       1177 Avenue of the Americas, FI40
       New York, NY 10036

                                                        Re: Amplitude
Healthcare Acquisition Corp
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2021
                                                            Response Dated July
21, 2021
                                                            File No. 001-39138

       Dear Mr. Venkataraman:

              We have reviewed your response to our comment letter and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2021

       Exhibits 31.1 and 31.2, page 2

   1. We note your response to our comment. However, the certifications filed in your amended Form 10-Q for
quarter ended March 31, 2021 do not have the introductory
                                                        language in paragraph 4
referring to internal control over the financial reporting as defined in Exchange Act Rules
13a-15(f) and 15d-15(f). Please amend the filing to correct your certification.
 Bala Venkataraman
Amplitude Healthcare Acquisition Corp
July 22, 2021
Page 2

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio,
Accountant Branch Chief, at (202) 551-3676 with any questions.




                                                         Sincerely,
FirstName LastNameBala Venkataraman
                                                         Division of
Corporation Finance
Comapany NameAmplitude Healthcare Acquisition Corp
                                                         Office of Life
Sciences
July 22, 2021 Page 2
cc:       Christopher D Barnstable-Brown, Esq
FirstName LastName